[LETTERHEAD OF DONALD R. KEER, P.E., ESQ.]

March 24, 2022

Mr. Ronald E. Alper

Attorney

Division of Corporate Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Bear Village, Inc.
Offering Statement on Form 1-A
File No. 024-11359 Acceleration Request Requested Date: March 28, 2022 Requested Time: 5:00 PM Eastern Time

Dear Mr. Alper:

Bear Village, Inc. (the “Company”) hereby requests that the Securities and Exchange commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

●	the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

●	The Company rescinds any and all prior requests for qualification that have been submitted via EDGAR or other means.

The Company also agrees that it will only sell shares of its Class A Common Stock pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from the applicable state’s securities law available.

The Company requests that it be notified of such qualification by a telephone call to Donald R. Keer at (215) 962-9378 or email to him at: keeresq@gmail.com.

Very truly yours,

By:	/s/ Donald R. Keer, Esq.
Donald R. Keer, Esq.
Counsel to Bear Village, Inc.